

Mail Stop 4720

April 4, 2018

Kevin Handwerker
General Counsel
GAMCO Investors, Inc.
One Corporate Center
Rye, NY 10580

> **Re: GAMCO Investors, Inc.**
> **Registration Statement on Form S-3**
> **Filed March 29, 2018**
> **File No. 333-224032**

Dear Mr. Handwerker:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact David Gessert at (202) 551-2326 with any questions.

Sincerely,

/s/ Era Anagnosti

Era Anagnosti
Acting Assistant Director
Office of Financial Services